UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2023	2

Disclaimer 1 This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and in conjunction with its subsidiaries the “Telefónica Group”) exclusively for been used during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. The present document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. In any case, these Statements do not intend to be exhaustive, nor have been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events should be considered indicative, provisional and only for illustrative purposes. For this reason, these Statements do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2023, submitted to the CNMV, in Note 2, page 12 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy.

Q3 23 Results Mr. Ángel Vilá COO

We delivered another solid quarter

Q3 23

Revenue	OIBDA	OIBDA-CapEX	Net Debt
y-o-y organic	y-o-y organic	y-o-y organic	Q3 23 -€0.9bn
+2.5%	**+3.0%**	**+9.3%**	**€26.5bn**
Service revenue +3.1%	Increasing OIBDA margin	Accelerating in 9M to +4.8%	FCF 9M €2.4bn

Maintaining strong market position; growth in value

- FTTH +14% y-o-y; mobile contract +3%; 5G deployment acceleration
- Satisfied customers; leading NPS; attractive offerings
- Constantly investing in NGN (innovation, digitalisation)

Profitable and sustainable revenue & OIBDA organic growth

- Strong B2B revenue growth; +4.6%
- Profitability reflecting efficiencies and price actions
- Consistent and disciplined execution

Progress on net debt and leverage reduction

- Leverage ratio 2.5x vs 2.6x (Jun-23)
- Q3 23 FCF €1.1bn; further improvement expected in Q4
- Strengthened balance sheet

Improvement in reported OIBDA growth; operational leverage

- Q3 23 +2.5% y-o-y; + 2.6 p.p. q-o-q
- Efficiencies, digitalisation and synergy realisation
- Despite FX headwinds y-o-y

Continuing to deliver in all metrics

2 Telefónica

FX impact Net debt -€0.5bn € (m) 9M 23 Q3 23 Revenue 35 (12) OIBDA (4) (14) 9M 23 Q3 23 € in millions Reported Reported y-o-y Reported Reported y-o-y Revenue 30,499 2.4% 10,321 (0.2%) OIBDA 9,595 0.0% 3,330 2.5% OIBDA Underlying 9,648 1.3% 3,342 1.5% Net Income 1,262 (15.0%) 502 9.3% FCF (incl. leases principal payments) 2,426 (1.9%) 1,130 0.4% Net Financial Debt ex-leases 26,537 (7.4%) 9M 23 Q3 23 € in millions Reported + 50% VMO2 JV Organic y-o-y Reported + 50% VMO2 JV Organic y-o-y Revenue 35,048 3.5% 11,885 2.5% OIBDA 11,198 2.6% 3,875 3.0% OIBDA-CapEx (ex-spectrum) 6,437 4.8% 2, 111 9.3% 3 Overview of key financials

2023 guidance and dividend reiterated 2023 Dividend €0.3/share (cash) December 2023 €0.15/sh. (cash) June 2024 €0.15/sh. (cash) 2023 calendar payments 15th June 2023 €0.15/sh.; cash 14th December 2023 €0.15/sh.; cash 24.8m own shares cancelled April 2023 2023 guidance Organic Shareholder remuneration 4 1.4% treasury stock to be cancelled Targets Initial 2023 guidance Upgraded 2023 guidance 9M 23 Revenue y-o-y organic “Low single digit growth” “ ~4% growth ” 3.5% OIBDA y-o-y organic “Low single digit growth” “ ~3% growth ” 2.6% CapEx/Sales organic ~14% ~14% 13.4% FCF 2023 ambition ~€4bn ex-spectrum

Ahead of the regulatory curve in ESG with a transparent roadmap Net-zero by 2040 (SBTi validated) 100% renewables by 2030 Zero-waste by 2030 >90% MBB rural coverage by 2024 1 33% women executives by 2024 Zero adjusted pay gap by 2024 2 Key targets Environmental Social Governance Parity 3 in top governing bodies by 2030 Zero-tolerance of corruption 30-35% sustainable linked financing by 2024 4 5 Climate Action Plan updated and approved by the Board, outlining climate-related risks and opportunities together with our governance model Due Diligence process report published; impact on human rights and how our actions affect the environment in view of upcoming European regulation More sustainable financing, new €750m green hybrid bond and updated our Sustainable Financing Framework to meet best practices and investor expectations Examples of our progress 1 Core markets. 2 Adjusted pay gap: equal pay for jobs of equal value. Achieved in 2022 3. Parity defined as not less than 40% of each gender represented 4. Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

90.1 90.3 92.6 91.5 90.6 1.2% 1.0% 0.9% 0.9% 0.9% Spain Convergent KPIs Growth in convergence and TV Improved financials Churn (%)ARPU (€) 37% 39% 36% 36% 36% 24% 23% 26% 22% 24% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 6 0.2% 0.2% 0.3% 0.3% 1.0% (0.1%) 0.9% 1.7% 1.9% 2.4% (2.8%) (2.1%) (1.7%) (1.0%) (0.5%) Successful refreshed B2C offer (Q3) Back to positive net adds in all accesses Rational “Back to school” campaign Leading Customer Lifetime Value Higher retail revenue (+2.4% y-o-y in Q3) OIBDA progress for stabilisation Benchmark (OIBDA-CapEx)/Sales (24% in 9M) Compliance certification (Criminal and Antibribery by EQA) Net adds (k) 1 21 24 28 14 23 43 69 (9) (5) (7) 3 Postpaid ConvergentFBB Q3 22 Q4 22 Q1 23 Q2 23 Q3 22 Q4 22 Q1 23 Q2 23 Revenue OIBDARetail Rev. CL 9 years +34% Q3 23 Q3 23 Q4 22 Q1 23 Q2 23 Q3 23 +0.5% y-o-y Q3 22 Q4 22 Q1 23 Q2 23 Q3 23

Leading contract & FTTH market share (44% & 17%) Rational mobile market Progressive tariff update, even in prepaid Low contract churn (1.1%) Mobile ARPU: +11% vs. Q3 22 Solid above inflation top-line growth OIBDA-CapEx:+25.6% in 9M 23 y-o-y Vivo began to produce its own renewable energy in partnership with 4 solar parks. Brazil 23.3 24.4 24.7 25.1 29 Accesses growth (y-o-y) FTTH Premises passed (m) Solid operating & financial performance 18% 18% 15% 3% 4% 21% 19% 17% 15% 14% FTTHContract 10.6% 10.1% 12.1% 7.6% 7.5% 12.3% 6.6% 9.5% 11.1% 11.6% Revenue OIBDA 43% 44% 40% 42% 44% 22% 24% 27% 23% 24% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q3 22 Q4 22 Q1 23 Q2 23 Mar-23 Dec-24EJun- 23 Sep-23 7 Mobile contract share 41.8% 41.7% 43.5% 43.7% 43.6% Q3 23 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23Dec- 22

Germany Fixed BB net adds (k) Revenue OIBDA 6.0% 6.6% 8.0% 4.4% 2.2% 4.2% 6.6% 1.7% 2.8% 3.6% Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growthPostpay net adds (k) 304 264 368 302 396 19 18 25 22 31 31% 31% 30% 31% 32% 15% 17% 18% 19% 17% 8 Q2 23Q3 22 Q4 22 Q1 23 Q3 23 Q2 23Q3 22 Q4 22 Q1 23 Q3 23 Q2 23Q3 22 Q4 22 Q1 23 Q3 23 Q2 23Q3 22 Q4 22 Q1 23 Q3 23 Robust commercial traction & improved operating leverage Strong trading momentum driven by ‘value-over-volume’ focus & normalised churn Sustained top line and strong OIBDA growth Launch of “5G Plus”, available to more than 90% of the population Nominated as finalist for the ‘16th German Sustainability Award’

Virgin Media O2 115 188 108 175 251 0.8% 0.9% 1.0% 0.9% 1.0% (0.6%) 0.4% 3.9% 6.2% 7.1% 8.1% 9.9% 1.4% 3.7% 6.3% 38% 37% 36% 37% 37% 16% 17% 18% 17% 18% Fixed network build (k PPs) Mobile contract churn (%) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA Q3 23Q3 22 Q4 22 Q1 23 Q2 23 9 Revenue & OIBDA growth (y-o-y organic) Q3 23Q3 22 Q4 22 Q1 23 Q2 23 Q3 23Q3 22 Q4 22 Q1 23 Q2 23 Q3 23Q3 22 Q4 22 Q1 23 Q2 23 UBB PPs 16.7m Improved trading and main financials Customer growth in fixed and mobile 251k PPs, 9M: >500k PPs 5G connectivity >3,200 towns and cities Sale of 16.67% of Cornerstone to GLIL Accelerating revenue and OIBDA growth Revenue outlook updated from growth to stable All organic according to Telefonica criteria

T. Tech, leading provider of advanced NextGen solutions in B2B

T. Tech Revenue (€m)


y-o-y
14.4%
30.0%
1,327
442
Q3 23
9M 23

Solid revenues growth in constant perimeter

- 9M 23 +22.9% y-o-y; largely above market growth

Double-digit y-o-y growth across all T. Tech businesses in Q3

Well-balanced revenue mix

- High weight of Managed & Professional services & own platforms
- >85% revenues from hard currency geographies

Operational Highlights

Strong commercial activity & solid position in customers

- **LTM Bookings** growth ~**+26% y-o-y**

Continued consolidating new operating model

- **Global Services Lines** to enhance commercial focus
- **First 2 lines** already launched (IoT & BizApps)

T-Tech, one of the most relevant Microsoft partners in Europe

- **6 Cloud Solution Partner Designations** (Infrastructure, AI&Data, Modern Work, Security, App&Innovation, and BizApps)
- **2023/2024 Microsoft Business Applications Inner Circle**

Highly skilled team close to customers

- **Talent-led Co'**: hiring, skilling & retaining
- **>6.2k** professionals; **80% in Europe; ~4k** certifications

Industry Analysts Recognition

IDC — **Leader: IoT Managed Connectivity Services Worldwide**

Gartner — **Representative Vendor: 4G and 5G Private Mobile Network Services for Industry**

10 Telefónica

T. Infra, top-tier infrastructure portfolio

Boosting penetration in FTTH


Total FTTH Premises Passed[1] (m)
10
13
15
19
20
Dec-21
Dec-22
Mar-23
Jun-23
Sep-23
~30
2026E

Best-in class international connectivity infrastructure

TELXIUS

Valuable portfolio, efficient wholesale vehicles

- Bluevía: 4.5m PPs with fibre
- UGG Unsere Grüne Glasfaser: MoUs reaching >1m PPs; continuing network construction
- nexfibre: Roll-out milestone of 500k PPs reached. Upp acquisition to add 175k PPs
- Fibrasil: FTTH deployed in over 150 municipalities, reaching 4.4m PPs
- OnNet Fibra: Entel Chile agreement approval expected to be approved in Q4 23
- Pangea Co: Stake sale to KKR expected for Q2 24

Maintaining solid profitability despite inflationary context

53.3% OIBDA margin (9M 23)

Traffic

+**17**%
9M 23 y-o-y

Extension of new cable Tikal to Cancun (MEX) adding a new market to our subsea network

[1] Included in the total Group's FTTH PPs. Jun-23 and 2026E includes Pangea PPs.

11 Telefónica

Q3 23 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

Progressing in reducing exposure to the region: MOU in COL approved (share mobile infrastructure) More sustainable business: CapEx/Sales: 7.5% 9M 23 on new operational model Growing contract and FTTH accesses Fostering digitalisation OIBDA-CapEx expected to improve in Q4 23 Best Telco company reputation in Merco ranking T. Hispam 15.8 16.8 17.6 18.6 19.5 FTTH & Cable PPs (m) 5% 4% 4% 3% 3% 18% 19% 18% 16% 12% FTTH & CableContract 3.8% 2.8% 1.6% (0.4%) (2.7%) 1.2% (1.5%) (3.9%) (5.0%) (17.1%) Revenue OIBDA 22% 22% 20% 20% 18% 15% 4% 15% 12% 9% Continued execution Accesses growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) 12 OIBDA-CapExOIBDA Jun-22 Sep-22 Dec-22 Mar-22 15.8m FTTH Q3 22 Q4 22 Q1 23 Q2 23 Jun-23 Q3 23 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23

Strong FCF generation, sound liquidity and contained cost Net Financial Debt Comfortable liquidity position 11.4 Liquidity cushion, Sep-23 (€bn) 9.4 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 20.8 1.5 3.4 4.5 2.4 20242023 2025 2026 Gross debt maturities, Sep-23 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Sep- 22 +100 bps in short- term rate = +€38m in interest payment Sep-23 ND/OIBDAaL 2.62x ND/OIBDAaL 2.51x Jun-23 FCF Pre-retirement commitments Sep-23 FX & Others Net financial investments Shareholder Remuneration Hybrids 27,479 26,537 (1,130) 258 (362)220 87 (15) >80% Total debt fixed 12.3 yrs Average Debt Life 13 4.12% 3.61%

Conclusions Mr. Ángel Vilá COO

22 • On track to meet 2023 upgraded guidance, 1.4% treasury to be cancelled, 2023 dividend confirmed • Continue monitoring industry and regulatory changes • ESG priorities at the core of our business • Steady revenue and OIBDA growth (organic y-o-y) • Accelerating OIBDA-CapEx to +9.3% (organic y-o-y) • Stronger KPIs (FTTH accesses, 5G penetration), improving customer satisfaction (churn, NPS) We delivered another solid quarter 14 • Ongoing technology transformation; promoting AI, ML; bringing benefits • Net debt and leverage reduction (to €26.5bn and 2.51x) • FCF ex spectrum progressing to ~€4bn FY 23 ambition (9M 23: €2.5bn ex spectrum)

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: A List 2022 Bloomberg GEI 2023 1st company worldwide in 2022 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 8, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.